07069337

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

SEC MAIL PROCESSING
RECEIVED
JUN 28 2007
WASH. D.C.
186 SECTION

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-32242

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106

(Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices)

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

(734) 930-3030

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino's Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO'S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 27, 2007

L. David Mounts
Chief Financial Officer
Domino's Pizza, Inc.

plante moran

Plante & Moran, PLLC
Suite 400
1000 Oakbrook Drive
Ann Arbor, MI 48104
Tel: 734.665.9494
Fax: 734.665.0664
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Domino's Pizza 401(k) Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and 2005 and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 18, 2007

Domino's Pizza 401(k) Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31 2006	December 31 2005
Assets - Participant-directed investments		
Investments in mutual funds:		
Fidelity Puritan Fund	$ 7,095,276	$ 5,877,339
Fidelity Diversified International Fund	11,366,990	7,822,056
Fidelity Spartan U.S. Equity Index Fund	7,429,350	6,248,540
Fidelity Equity - Income Fund	-	17,806,453
Growth Fund of America	26,447,796	24,675,853
Dreyfus Mid-Cap Index Fund	3,501,697	3,064,393
Laudus Rosenberg U.S. Small Capitalization Fund	3,296,851	2,549,964
PIMCO Total Return Administration Fund	2,873,008	3,123,063
Van Kampen Comstock A	19,706,233	-
Total investments in mutual funds	81,717,201	71,167,661
Participant loans	4,089,603	3,847,394
Investments in common/collective trust - Fidelity Managed Income Portfolio Fund - Fair Value	11,795,268	12,062,716
Investments in employer securities - Domino's Pizza Stock Fund	3,332,503	514,510
Total investments at fair value	100,934,575	87,592,281
Employer contributions receivable	119,170	108,185
Employee contributions receivable	233,800	197,994
Total assets	101,287,545	87,898,460
Accrued Liabilities	(33,922)	-
Net Assets Reflecting All Investments at Fair Value	101,253,623	87,898,460
Adjustments from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	118,551	136,944
Net Assets Available for Plan Benefits	**$ 101,372,174**	**$ 88,035,404**

See Notes to Financial Statements.

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2006

Additions	
Investment income:	
Interest and dividends	$ 4,942,143
Net appreciation in fair value of:	
Common/Collective trust fund	363,624
Mutual funds	5,691,940
Employer securities	283,295
Total investment income	11,281,002
Contributions:	
Employee	7,241,341
Employer	3,802,579
Rollover	380,522
Total contributions	11,424,442
Total additions	22,705,444
Deductions	
Participant withdrawals	(9,345,589)
Administrative expenses	(23,085)
Total deductions	(9,368,674)
Net Increase in Net Assets Available for Plan Benefits	13,336,770
Net Assets Available for Plan Benefits - Beginning of year	88,035,404
Net Assets Available for Plan Benefits - End of year	**$ 101,372,174**

See Notes to Financial Statements.

Note 1 - Description of Plan

General - The Domino's Pizza 401(k) Savings Plan (the "Plan") is a defined contribution plan for the benefit of certain employees of Domino's Pizza LLC and its subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee" and the "Plan Administrator") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1. The person is employed by the Company or an affiliated company which has adopted the Plan for the person's job classifications and/or location,

2. The person has completed at least 1,000 hours of service,

3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members,

4. The person has attained age 21, and

5. The person is a citizen or resident of the United States.

Contributions - Prior to July 1, 2005 eligible employees could make elective contributions up to 15 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). The Plan limited each participant's contribution to 4 percent of the participant's eligible wages if the participant was highly compensated as defined by the Code. The Company matched 50 percent of employee contributions up to 6 percent of eligible wages.

Effective July 1, 2005, the Plan was amended allowing all eligible employees to make elective contributions up to 50 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Code.

Effective January 1, 2006, the Plan document was amended to conform to the safe-harbor provisions of Section 401(k)(12) of the Internal Revenue Code.

Note 1 - Description of Plan (Continued)

Effective January 1, 2006, the Plan was amended changing the Company's matching contribution to provide a matching contribution in the amount of 100 percent of the first 3 percent of each employee's elective deferrals and 50 percent of the next 2 percent of each employee's elective deferrals.

Beginning February 1, 2006, the Company's matching contribution was changed to be made in Domino's Pizza, Inc. common stock. In addition, on that same day, employees were no longer able to make additional investments in the Domino's Pizza Stock Fund.

The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the year ended December 31, 2006.

Vesting - Participants' contributions, the Company's matching contributions, and income earned are immediately fully vested. A participant is 100 percent vested in discretionary profit-sharing contributions after seven years of continuous service. Effective January 1, 2007, the Plan was amended changing to a five-year vesting schedule for discretionary profit-sharing contributions.

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. As of December 31, 2006 and 2005, the Plan had outstanding forfeitures of $18,901 and $30,478, respectively, available to reduce future Company contributions.

Participant Accounts - Each participant's account is credited with the participant's voluntary contributions, the participant's specific fund earnings, an allocation of the Company's matching and discretionary contributions, and plan administrative expenses. Allocations are based on account balances or compensation, as defined in the plan agreement.

Investment Options - All contributions are invested by the Trustee as directed by the participant among any of the investment options offered by the Plan.

Payment of Plan Benefits - Distribution of plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company. In-service participants may begin to make withdrawals at age 59½.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Note 1 - Description of Plan (Continued)

Participant Withdrawals - Participants may withdraw funds from their account if the plan administrator determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or for any reason after reaching age 59½.

Plan Termination - The Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination or suspension of Company contributions, all participant accounts become fully vested and are distributed to the participants in accordance with the plan agreement. The Company has not expressed any intent to terminate the Plan.

Loans to Participants - The Plan Administrator may direct the Trustee to make a loan to a participant upon application. A loan may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant's total account balance or $50,000. The plan administrator establishes the terms of the loan agreement. Loans must be repaid within five years. Interest on loans, which ranges from 5 percent to 11 percent as of December 31, 2006, is included in interest/dividends income in the accompanying statement of changes in net assets available for plan benefits.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - Accounting records are maintained by the Trustee on a cash basis. All significant adjustments have been made to place the accompanying financial statements on the accrual basis of accounting.

Investments - Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of common/collective trusts are valued at the contract value of shares held by the Plan at year end. Shares of employer securities are valued based on quoted prices at year end. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation in the current value of investments, which consists of realized gains and losses and unrealized appreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Benefit Payments - Benefits are recorded when paid.

Market Sensitivity - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant's account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3 - Tax Status

The Plan obtained its latest tax determination letter dated August 7, 2002, applicable for amendments adopted through February 14, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been subsequently amended and, in the opinion of the Plan Administrator, the amended Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 4 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds and a common/collective trust fund managed by the Trustee. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participant loans receivable also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Note 4 - Party-in-interest Transactions (Continued)

Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions.

Note 5 - Change in Presentation

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1 (FSP), *Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide* and *Defined-contribution Health and Welfare and Pension Plans*. This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the statement of net assets available for plan benefits. The result of the implementation of the FSP was to decrease investments and to increase in the adjustment from fair value to contract value by $118,440 and $136,944 as of December 31, 2006 and 2005, respectively. There was no impact to total net assets as of December 31, 2005.

Note 6 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to conform the financial statements to the accrual basis of accounting for employer and employee contributions receivable and the related contribution amounts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for plan benefits per the financial statements	$ 101,372,174	$ 88,035,404
Employer contributions receivable	(119,170)	(108,185)
Employee contributions receivable	(233,800)	(197,994)
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(118,551)	-
Net assets available for plan benefits per Form 5500	$ 100,900,653	$ 87,729,225

Note 6 - Differences Between Financial Statements and Form 5500 (Continued)

The following is a reconciliation of employer and employee contributions per the financial statements for the year ended December 31, 2006 to Form 5500:

Total contributions per the financial statements	$ 11,424,442
Add:	
2005 Employer contributions receivable	108,185
2005 Employee contributions receivable	197,994
Less:	
2006 Employer contributions receivable	(119,170)
2006 Employee contributions receivable	(233,800)
Total contributions per Form 5500	$ 11,377,651

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2006 to Form 5500:

Total investment income per financial statements	$11,281,002
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(118,551)
Total investment income per Form 5500	$11,162,451

Total investment income per financial statements	$11,281,002
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(118,551)

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN - 38-3495003, Plan No. 004
December 31, 2006

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds:		
Fidelity Investments*	Fidelity Puritan Fund	**	$ 7,095,276
Fidelity Investments*	Fidelity Diversified International Fund	**	11,366,990
Fidelity Investments*	Fidelity Spartan U.S. Equity Index Fund	**	7,429,350
PIMCO Funds	PIMCO Total Return Administration Fund	**	2,873,008
Dreyfus Funds	Dreyfus Mid-Cap Index Fund	**	3,501,697
American Funds	Growth Fund of America	**	26,447,796
Laudus Funds	Laudus Rosenberg U.S. Small Capitalization Fund	**	3,296,851
Van Kampen Funds	Van Kampen Comstock A	**	19,706,233
Fidelity Investments*	Common/Collective trust - Fidelity Managed Income Portfolio Fund	**	11,795,268
Fidelity Investments*	Employer securities - Domino's Pizza Stock Fund	**	3,332,503
Participant loans*	Interest rates ranging from 5 percent to 11 percent	**	4,089,603
	Total investments		**$100,934,575**

* Party-in-interest
** Historical cost information is not required for participant-directed investments.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Domino's Pizza 401(k) Savings Plan

We consent to the incorporation by reference in the registration statement (Nos. 333-118486, 333-121830, and 333-121923) on Form S-8 of our report dated June 18, 2007 appearing in the Annual Report on Form 11-K of Domino's Pizza 401(k) Savings Plan for the year ended December 31, 2006.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 18, 2007

END